Exhibit 99.1

MAG Silver Corp.

Unaudited Condensed Interim Consolidated Financial Statements (expressed in thousands of US dollars)

For the three and nine months ended September 30, 2019

and 2018

Dated: November 8, 2019

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American : MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.

Condensed Interim Consolidated Statements of Financial Position

(In thousands of US dollars, unless otherwise stated - Unaudited)

	Note	September 30, 2019	December 31, 2018

ASSETS

CURRENT
Cash and cash equivalents	3	$94,599	$130,180
Accounts receivable	4	174	372
Prepaid expenses		558	327
TOTAL CURRENT ASSETS		95,331	130,879
INVESTMENTS	5	1,163	1,781
INVESTMENT IN JUANICIPIO	6	115,053	81,214
EXPLORATION AND EVALUATION ASSETS	7	6,281	3,648
PROPERTY AND EQUIPMENT	8	757	35
TOTAL ASSETS		$218,585	$217,557

LIABILITIES

CURRENT
Trade and other payables		$365	$1,563
Current portion of lease obligation	8b	71	-
		436	1,563
NON-CURRENT
Lease obligation	8b	477	-
Deferred income taxes		2,139	2,113
Provision for reclamation	7	260	-
TOTAL LIABILITIES		3,312	3,676

EQUITY

Share capital	9	399,628	392,916
Equity reserve		17,397	18,696
Accumulated other comprehensive loss		(1,260)	(681)
Deficit		(200,492)	(197,050)
TOTAL EQUITY		215,273	213,881
TOTAL LIABILITIES AND EQUITY		$218,585	$217,557

COMMITMENTS AND CONTINGENCIES	6,7,15

See accompanying notes to the condensed interim consolidated financial statements

2

MAG SILVER CORP.

Condensed Interim Consolidated Statements of Loss (Income) and Comprehensive Loss (Income)

(In thousands of US dollars, except for shares and per share amounts - Unaudited)

		For the three months ended		For the nine months ended
		September 30		September 30
	Note	2019	2018	2019	2018
EXPENSES
Accounting and audit		$48	$77	$191	$240
Amortization	8	26	3	79	11
Filing and transfer agent fees		2	4	219	250
Foreign exchange loss (gain)		17	(27)	20	50
General office expenses		213	185	693	680
Legal		90	103	227	266
Management compensation and consulting fees		502	435	1,579	1,369
Mining taxes and other property costs		186	433	539	915
Share based payment expense	9b,c,d	507	406	2,015	1,217
Shareholder relations		90	98	304	370
Travel		52	52	187	224
		1,733	1,769	6,053	5,592
INTEREST INCOME		589	812	2,215	2,277
GAIN ON SALE OF EXPLORATION AND EVALUATION ASSETS,
NET OF TRANSACTION COSTS		-	-	-	1,151
CHANGE IN FAIR VALUE OF WARRANTS	5	-	11	(39)	(510)
EQUITY PICK UP FROM INVESTMENT IN JUANICIPIO	6	(266)	665	496	(75)
LOSS FOR THE PERIOD BEFORE INCOME TAX		$(1,410)	$(281)	$(3,381)	$(2,749)

DEFERRED INCOME TAX (EXPENSE) BENEFIT	16	(595)	878	(27)	776
(LOSS) INCOME FOR THE PERIOD		$(2,005)	$597	$(3,408)	$(1,973)

OTHER COMPREHENSIVE (LOSS) INCOME
Items that will not be reclassified subsequently to profit or loss:
UNREALIZED LOSS ON EQUITY SECURITIES,
NET OF TAXES	5	(131)	(10)	(579)	(1,344)
		(131)	(10)	(579)	(1,344)

TOTAL COMPREHENSIVE (LOSS) INCOME		$(2,136)	$587	$(3,987)	$(3,317)

BASIC AND DILUTED (LOSS) INCOME PER SHARE		$(0.02)	$0.01	$(0.04)	$(0.02)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
BASIC		86,427,202	85,539,476	86,011,675	85,512,743
DILUTED		86,427,202	86,110,197	86,011,675	85,512,743

See accompanying notes to the condensed interim consolidated financial statements

3

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Changes in Equity
(In thousands of US dollars, except shares - Unaudited)
						Unrealized	Accumulated
		Common shares			Currency	gain (loss)	other
		without par value		Equity	translation	on equity	comprehensive		Total
	Note	Shares	Amount	Reserve	adjustment	securities	income (loss)	Deficit	equity
Balance, January 1, 2018		85,478,790	$392,554	$17,719	$784	$430	$1,214	$(191,248)	$220,239
Stock options exercised cashless	9a,b	58,191	342	(342)	-	-	-	-	-
Restricted and performance share units converted	9a,c	2,495	20	(20)	-	-	-	-	-
Share based payment	9b,c,d	-	-	1,339	-	-	-	-	1,339

Unrealized loss on equity securities	5	-	-	-	-	(1,895)	(1,895)	-	(1,895)
Net loss		-	-	-	-	-	-	(5,802)	(5,802)
Total Comprehensive Loss		-	-	-	-	(1,895)	(1,895)	(5,802)	(7,697)

Balance, December 31, 2018		85,539,476	$392,916	$18,696	$784	$(1,465)	$(681)	$(197,050)	$213,881
IFRS 16 transition adjustment on January 1, 2019	8	-	-	-	-	-	-	(34)	(34)
Stock options exercised	9a,b	421,000	3,797	(1,169)	-	-	-	-	2,628
Stock options exercised cashless	9a,b	428,934	1,762	(1,762)	-	-	-	-	-
Restricted and performance share units converted	9a,c	66,589	557	(557)	-	-	-	-	-
Deferred share units converted	9a,d	60,166	596	(596)
Share based payment	9b,c,d	-	-	2,785	-	-	-	-	2,785

Unrealized loss on equity securities	5	-	-	-	-	(579)	(579)	-	(579)
Net loss		-	-	-	-	-	-	(3,408)	(3,408)
Total Comprehensive Loss		-	-	-	-	(579)	(579)	(3,408)	(3,987)

Balance, September 30, 2019		86,516,165	$399,628	$17,397	$784	$(2,044)	$(1,260)	$(200,492)	$215,273

Nine months ended, September 30, 2018
Balance, January 1, 2018		85,478,790	$392,554	$17,719	$784	$430	$1,214	$(191,248)	$220,239
Stock options exercised cashless	9a,b	58,191	342	(342)	-	-	-	-	-
Restricted and performance share units converted	9a,c	2,495	20	(20)	-	-	-	-	-
Share based payment	9b,c,d	-	-	1,217	-	-	-	-	1,217

Unrealized loss on equity securities	5	-	-	-	-	(1,344)	(1,344)	-	(1,344)
Net loss		-	-	-	-	-	-	(1,973)	(1,973)
Total Comprehensive Loss		-	-	-	-	(1,344)	(1,344)	(1,973)	(3,317)
Balance, September 30, 2018		85,539,476	$392,916	$18,574	$784	$(914)	$(130)	$(193,221)	$218,139

See accompanying notes to the condensed interim consolidated financial statements

4

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Cash Flows
(In thousands of US dollars, unless otherwise stated - Unaudited)
		For the three months ended		For the nine months ended
		September 30		September 30
	Note	2019	2018	2019	2018

OPERATING ACTIVITIES
(Loss) Income for the period		$(2,005)	$597	$(3,408)	$(1,973)
Items not involving cash:
Amortization	8	26	3	79	11
Change in fair value of warrants	5	-	(11)	39	510
Deferred income tax expense (benefit)	16	595	(878)	27	(776)
Equity pick up from associate	6	266	(665)	(496)	75
Gain on sale of exploration and evaluation assets, net of transaction costs		-	-	-	(1,151)
Share based payment expense	9b,c,d	507	406	2,015	1,217
Unrealized foreign exchange loss (gain)		18	(24)	7	42

Changes in operating assets and liabilities
Accounts receivable		88	1	198	(232)
Prepaid expenses		129	180	(232)	34
Trade and other payables		7	141	(441)	(364)
Net cash used in operating activities		(369)	(250)	(2,212)	(2,607)

INVESTING ACTIVITIES
Exploration and evaluation expenditures	7	(1,309)	(860)	(2,320)	(1,529)
Investment in Juanicipio	6	(17,915)	(8,542)	(33,371)	(14,387)
Disposition costs from sale of exploration and evaluation assets		-	-	-	(51)
Purchase of property and equipment	8	(249)	-	(262)	(3)
Net cash used in investing activities		(19,473)	(9,402)	(35,953)	(15,970)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options	9	650	-	2,628	-
Payment of lease obligation (principal)	8	(17)	-	(54)	-
Net cash from financing activities		633	-	2,574	-

EFFECTS OF EXCHANGE RATE CHANGES ON
CASH AND CASH EQUIVALENTS		(25)	24	10	(42)

DECREASE IN CASH AND CASH EQUIVALENTS		(19,234)	(9,628)	(35,581)	(18,619)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		113,833	151,404	130,180	160,395
CASH AND CASH EQUIVALENTS, END OF PERIOD		$94,599	$141,776	$94,599	$141,776

See accompanying notes to the condensed interim consolidated financial statements

5

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

1.       NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) was incorporated on April 21, 1999 under the Company Act of the Province of British Columbia and its shares were listed on the TSX Venture Exchange on April 21, 2000 and subsequently moved to a TSX listing on October 5, 2007. The Company was also listed on what is now the NYSE American Exchange on July 9, 2007.

The Company is an advanced stage development and exploration company that is focused on the acquisition, exploration and development of high-grade, district-scale projects located primarily in the Americas. The Company’s principal asset is a 44% interest in the Juanicipio joint venture (see Note 6) located in Mexico, which is now in the construction phase heading to production. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Address of registered offices of the Company:

2600 – 595 Burrard Street

Vancouver, British Columbia,

Canada V7X 1L3

Head office and principal place of business:

770 – 800 West Pender Street

Vancouver, British Columbia,

Canada V6C 2V6

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements (“Interim Financial Statements”) are prepared under International Accounting Standards 34 Interim Financial Reporting (“IAS 34”) in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for full annual IFRS financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018.

The accounting policies applied in the preparation of the Interim Financial Statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2018, except for policies newly adopted as stated below:

6

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

IFRS 16 Leases. The Company adopted all the requirements of IFRS 16 Leases (“IFRS 16”) as of January 1, 2019. IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model. The Company elected the cumulative catch-up approach resulting in no restatement of prior year comparatives. The Company elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense in the profit or loss. Note 8 outlines the effect of adopting the IFRS 16 requirements on January 1, 2019 opening balances.

At inception of a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for the period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the contract term and if the Company has the right to direct the use of the asset.

As a lessee, the Company recognizes a right-of-use asset and a lease liability at the commencement date of a lease. Right-of-use assets are initially measured at costs, which is comprised of the initial amount of the lease liability adjusted for any lease payment made at or before the commencement date.

Right-of-use assets are subsequently depreciated on a straight-line basis from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments to be made over the lease term, discounted by the interest rate implicit in the lease or if that rate cannot be readily determined, the Company’s incremental borrowing rate. Lease payments include fixed payments, variable lease payments that depend on an index or a rate, amounts to be paid under residual value guarantees and the exercise price of a purchase option reasonably certain to be exercised by the Company.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a modification, a change in the lease term, a change in the fixed lease payments or change in the assessment to purchase the underlying asset.

The Company presents right-of-use asset in the property and equipment line item on the condensed interim consolidated statements of financial position and lease liability in the lease obligation line item on the condensed interim consolidated statements of financial position.

IFRIC 23 Uncertainty over Income Tax Treatments, provides guidance on the accounting for current and deferred tax liabilities and assets in which there is uncertainty over income tax treatments. The Company adopted this standard as of January 1, 2019 and it had no material impact on the Company’s consolidated financial statements.

7

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

Annual Improvements 2015-2017 Cycle. In December 2017, the IASB issued narrow-scope amendments to IFRS 3- Business Combinations, IFRS 11-Joint Arrangements, IAS 12 – Income Taxes and IAS 23 -Borrowing Costs. The Company adopted these amendments as of January 1, 2019 and they had no material impact on the Company’s consolidated financial statements.

These Interim Financial Statements have been prepared on a historical costs basis except for the revaluation of certain financial instruments, which are stated at their fair value.

These Interim Financial Statements were authorized for issuance by the Board of Directors of the Company on November 5, 2019.

(a)       Basis of consolidation

These Interim Financial Statements include the accounts of the Company and its controlled subsidiaries. Control exists when the Company has power over the investee, is exposed or has rights to variable returns from its involvement with the investee, and has the ability to use its power over the investee to affect the amount of the investor’s returns. Subsidiaries are included in the consolidated financial results of the Company from the effective date that control is obtained up to the effective date of disposal or loss of control. The principal wholly-owned subsidiaries as at September 30, 2019 are Minera Los Lagartos, S.A. de C.V., and Minera Pozo Seco S.A. de C.V. All intercompany balances, transactions, revenues and expenses have been eliminated upon consolidation.

These Interim Financial Statements also include the Company’s 44% interest in Minera Juanicipio S.A. de C.V. (Note 6, “Investment in Juanicipio”), an associate (Note 2(b)) accounted for using the equity method.

Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries and associates prior to consolidation, to conform with the significant accounting policies used in their preparation to those used by the Company.

(b)       Investments in Associates

The Company conducts a high percentage of its business through an equity interest in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint arrangement, and includes the Company’s 44% interest in Minera Juanicipio S.A. de C.V., a Mexican incorporated joint venture company (Note 6, Investment in Juanicipio). The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to reflect additional contributions or withdrawals and to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in profit or loss during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

8

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

Impairment

At the end of each reporting period, the Company assesses whether there is any evidence that an investment in associate is impaired. The Company has performed an assessment for impairment indicators of its investment in associate as of September 30, 2019 and noted no impairment indicators. This assessment is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved, and an assessment of the likely results to be achieved from performance of further exploration by the associate. When there is evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period the reversal occurs.

(c)       Significant Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the recoverable amount and any impairment of exploration and evaluation assets and of investment in associates, recovery of receivable balances, estimates of fair value of financial instruments where a quoted market price or secondary market for the instrument does not exist, provisions including closure and reclamation, share based payment expense, and income tax provisions. Actual results may differ from those estimated. Further details of the nature of these estimates may be found in the relevant notes to the consolidated statements.

(d)       Critical judgments

The Company makes certain critical judgments in the process of applying the Company’s accounting policies. The following are those judgments that have the most significant effect on the consolidated financial statements:

(i)     The Company reviews and assesses the carrying amount of exploration and evaluation assets, and its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable. Assessing the recoverability of these amounts requires considerable professional technical judgment, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration (see Notes 2(b) and 2(g)).

9

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

(ii)   In the normal course of operations, the Company may invest in equity investments for strategic reasons. In such circumstances, management considers whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company has control, joint control or significant influence over the investee entities requires the application of significant management judgment to consider individually and collectively such factors as:

•	The purpose and design of the investee entity.
•	The ability to exercise power, through substantive rights, over the activities of the investee entity that significantly affect its returns.
•	The size of the company’s equity ownership and voting rights, including potential voting rights.
•	The size and dispersion of other voting interests, including the existence of voting blocks.
•	Other investments in or relationships with the investee entity including, but not limited to, current or possible board representation, loans and other types of financial support, material transactions with the investee entity, interchange of managerial personnel or consulting positions.
•	Other relevant and pertinent factors.

If the Company determines that it controls an investee entity, it consolidates the investee entity’s financial statements as further described in note 2(a). If the Company determines that it has joint control (a joint venture) or significant influence (an associate) over an investee entity, then it uses the equity method of accounting to account for its investment in that investee entity as further described in note 2(b).  If, after careful consideration, it is determined that the Company neither has control, joint control nor significant influence over an investee entity, the Company accounts for the corresponding investment in equity interest as fair value through other comprehensive income investment as further described in note 2(e), and classifies the investment as current or non-current depending on management’s intention with respect to the investment and whether it expects to realize the asset within the next twelve months.

(e)       Financial instruments

Financial assets

Financial assets are classified as either financial assets at fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) or amortized cost. The Company determines the classification of financial assets at initial recognition.

(i)  Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Equity instruments that are held for trading and all equity derivative instruments are classified as FVTPL. Equity derivative instruments such as warrants listed on a recognized exchange are valued at the latest available closing price. Warrants not listed on a recognized exchange, but where a secondary market exists, are valued at independent broker prices (if available) traded within that secondary market. If no secondary market exists, the warrants are valued using the Black Scholes option pricing model. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are included in profit or loss in the period in which they arise.

10

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

(ii) Financial assets at FVTOCI

Financial assets carried at FVTOCI are initially recorded at fair value plus transaction costs with all subsequent changes in fair value recognized in other comprehensive income (loss). For investments in equity instruments that are not held for trading, the Company can make an irrevocable election (on an instrument-by-instrument bases) at initial recognition to classify them as FVTOCI. On the disposal of the investment, the cumulative change in fair value remains in other comprehensive income (loss) and is not recycled to profit or loss.

(iii) Financial assets at amortized cost

Financial assets are classified at amortized cost if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the assets’ contractual cash flows are comprised solely of payments of principal and interest. The Company’s accounts receivable are recorded at amortized cost as they meet the required criteria. A provision is recorded based on the expected credit losses for the financial asset and reflects changes in the expected credit losses at each reporting period (see impairment below).

Financial liabilities

Financial liabilities are initially recorded at fair value and subsequently measured at amortized cost, unless they are required to be measured at FVTPL (such as derivatives) or the Company has elected to measure at FVTPL. The Company’s financial liabilities include trade and other payables and lease obligations which are classified at amortized cost.

The Company classifies financial instruments as follows:

Financial instrument	Classification
Cash and cash equivalents	FVTPL
Equity securities	FVTOCI
Equity derivative securities (warrants)	FVTPL
Accounts receivable	Amortized cost
Trade and other payables	Amortized cost
Lease obligations	Amortized cost

Impairment

IFRS 9 requires an ‘expected credit loss’ model to be applied which requires a loss allowance to be recognized based on expected credit losses. This applies to financial assets measured at amortized cost. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

11

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

(f)       Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits, and term deposits with original maturities of three months or less.

(g)       Exploration and evaluation assets

With respect to its exploration activities, the Company follows the practice of capitalizing all costs relating to the acquisition, exploration and evaluation of its mining rights and crediting all revenues received against the cost of the related interests. Option payments made by the Company are capitalized until the decision to exercise the option is made. If the option agreement is to exercise a purchase option in an underlying mineral property, the costs are capitalized and accounted for as an exploration and evaluation asset. At such time as commercial production commences, the capitalized costs will be depleted on a units-of-production method based on proven and probable reserves. If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Exploration and evaluation expenditures include acquisition costs of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; all costs incurred to obtain permits and other licenses required to conduct such activities, including legal, community, strategic and consulting fees; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. This includes the costs incurred in determining the most appropriate mining/processing methods and developing feasibility studies. Expenditures incurred prior to the Company obtaining the right to explore are expensed in the period in which they are incurred.

When an exploration project has entered into the advanced exploration phase and sufficient evidence of the probability of the existence of economically recoverable minerals has been obtained, pre-operative expenditures relating to mine preparation works are capitalized to mine development costs. Activities that are typically capitalized include costs incurred to build shafts, drifts, ramps and access corridors to enable ore extraction from underground.

Impairment

Management reviews the carrying amount of exploration and evaluation assets for impairment when facts or circumstances suggest that the carrying amount is not recoverable. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that indicators of impairment exist, the Company estimates the recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying amounts of exploration and evaluation assets are estimated to exceed their recoverable amounts, an impairment loss is recorded in profit or loss. The cash-generating unit for assessing impairment is a geographic region and shall be no larger than the operating segment. If conditions that gave rise to the impairment no longer exist, a reversal of impairment may be recognized in a subsequent period, with the carrying amount of the exploration and evaluation asset increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in profit or loss in the period the reversal occurs.

12

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

(h)       Property and equipment

Property and equipment are recorded at cost less accumulated amortization and impairment losses. When parts of an item of equipment have different useful lives, they are accounted for as separate equipment items (major components).

Amortization is based on the depreciable amount, which is the cost of the asset, less its expected residual value.

Amortization on owned assets is recognized in profit or loss on a declining balance basis or straight-line basis over the estimated useful lives of each part of an item of property and equipment, based on how this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Amortization for exploration assets is capitalized to mineral properties in the statement of financial position.

The amortization rates used are as follows:

Building	4% declining balance
Computer equipment	30% declining balance
Office equipment	30% declining balance
Exploration camp and equipment	30% declining balance
Right-of-Use assets	straight-line over the earlier of the end of the lease term or useful life of the asset

Amortization methods, useful lives and residual values are reviewed at the end of each reporting period and adjusted if appropriate.

(i)       Income taxes

Deferred income taxes relate to the expected future tax consequences of unused tax losses and unused tax credits and differences between the carrying amount of statement of financial position items and their corresponding tax values. Deferred tax assets, if any, are recognized only to the extent that, in the opinion of management, it is probable that sufficient future taxable profit will be available to recover the asset. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

(j)       Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

13

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

(i) The Company has a present obligation (legal or constructive) as a result of a past event;

(ii) It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii) A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

(i) By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

(ii) As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in profit or loss for the period.

Closure and reclamation

The Company records a provision for the present value of the estimated closure obligations, including reclamation costs, when the obligation (legal or constructive) is incurred, with a corresponding increase in the carrying value of the related assets. The carrying value is amortized over the life of the mining asset on a units-of-production basis commencing with initial commercialization of the asset. The liability is accreted to the actual liability on settlement through charges each period to profit or loss.

The provision for closure and reclamation is reviewed at the end of each reporting period for changes in estimates and circumstances, including as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the expenditures. These changes are recorded directly to the related assets with a corresponding entry to the reclamation provision. The provision recorded by the Company as at September 30, 2019 of $260 relates to prior disturbances on an exploration property recently acquired (see Note 7) (December 31, 2018 – nil).

The operating company of the Company’s investment in associate, Minera Juanicipio, S.A. de C.V., recorded a provision for reclamation and remediation costs of $491 and capitalized a corresponding asset as at September 30, 2019 (December 31, 2018: $450) (see Note 6).

(k)       Functional currency and presentation currency

The functional currency of the parent, its subsidiaries, and the investment in Juanicipio is the United States dollar (“US$”).

14

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

Each entity within the Company determines its own functional currency, and the items included in the financial statements of each entity are measured using that functional currency. The functional currency determination involves certain judgments in evaluating the primary economic environment, and the Company reconsiders the functional currencies of each entity if there is a change in the underlying transactions, events and conditions which determine the primary economic environment.

The Company’s reporting and presentation currency is the US$.

(l)       Foreign currency transactions

Transactions incurred in currencies other than the Company’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

(m)       Loss per common share

Basic loss per share is based on the weighted average number of common shares outstanding during the period.

Diluted loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, and upon the assumed conversion of deferred share units and units issued under the Company’s share unit plan, to the extent their inclusion is not anti-dilutive.

As at September 30, 2019, the Company had 2,054,228 (September 30, 2018: 2,858,226) common share equivalents consisting of: common shares issuable upon the exercise of outstanding exercisable stock options; restricted and performance share units; and deferred share units. These common share equivalents were not included for the purpose of calculating diluted loss per share as their effect would be anti-dilutive.

(n)       Share based payments

The fair value of equity-settled share-based payment awards are estimated as of the date of the grant and recorded as share-based payment expense in profit or loss over their vesting periods, with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met. Market price performance conditions are included in the fair value estimate on the grant date with no subsequent adjustment to the actual number of awards that vest. Forfeiture rates are estimated on grant date, and adjusted annually for actual forfeitures in the period. Changes to the estimated number of awards that will eventually vest are accounted for prospectively. Share based payment awards with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

15

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

The fair value of stock options is estimated using the Black-Scholes-Merton option valuation model. The fair value of restricted and deferred share units, is based on the fair market value of a common share equivalent on the date of grant. The fair value of performance share units awarded with market price conditions is determined using the Monte Carlo pricing model and the fair value of performance share units with non-market performance conditions is based on the fair market value of a common share equivalent on the date of grant.

(o)       Changes in Accounting Standards

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective at September 30, 2019. These include:

IFRS 3 Business Combinations. In October 2018, IASB issued narrow-scope amendments to IFRS 3 Business Combinations to improve the definition of a business. The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition. The amended definition emphasizes that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. The amendment is effective for acquisitions that occur on or after January 1, 2020 with earlier application permitted. The Company will adopt this amendment on the effective date. The effects, if any, of the amended standard on our financial performance and disclosure are dependent on the facts and circumstances of any future acquisition transactions.

3.       CASH AND CASH EQUIVALENTS

The Company’s cash and cash equivalents include cash on hand, bank deposits and term deposits with original maturities of three months or less, as follows:

	Interest	September 30,	December 31,
	Rate	2019	2018
Cash at bank and on hand	0 - 2.28%	$14,599	$55,180
Term deposit (less than 90 days)	2.08 - 2.44%	80,000	75,000
Cash and cash equivalents		$94,599	$130,180

Term deposits classified as ‘cash equivalents’ are comprised of bank term deposits with a term to maturity of less than three months from date of acquisition and interest only payable if held to maturity.

16

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

4.       ACCOUNTS RECEIVABLE

	September 30,	December 31,
	2019	2018
Goods and services tax ("GST") recoverable	$16	$22
Mexican value added tax ("IVA") recoverable	67	133
Interest receivable	91	217
	$174	$372

5.       INVESTMENTS

The Company holds investments as follows:

	September 30,	December 31,
	2019	2018
Equity securities	$1,163	$1,742
Warrants	-	39
	$1,163	$1,781

During the three and nine months ended September 30, 2019, the Company recorded an unrealized loss of $131 and $579 respectively, net of nil tax, in other comprehensive (loss) income (September 30, 2018: $10 and $1,344 respectively) on investments in equity securities designated as FVTOCI instruments. The following table summarizes the movements of equity securities:

	September 30,	December 31,
	2019	2018
Equity securities, beginning of period	$1,742	$2,435
Additions	-	1,202
Unrealized loss for the period	(579)	(1,895)
Equity securities, end of period	$1,163	$1,742

During the three and nine months ended September 30, 2019, the Company recorded unrealized loss of nil and $39 respectively in profit or loss, on warrants held and designated as FVTPL (September 30, 2018: $11 unrealized gain and $510 unrealized loss respectively). The following table summarizes the movements in warrants:

	September 30,	December 31,
	2019	2018
Warrants, beginning of period	$39	$661
Change in fair value of warrants	(39)	(622)
Warrants, end of period	$-	$39

17

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

6.       INVESTMENT IN JUANICIPIO

The Company acquired a 100% interest in the Juanicipio property effective July 16, 2003. Pursuant to an agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company granted Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting $5,000 of exploration on the property over four years and Peñoles purchasing $1,000 of common shares of the Company in two tranches for $500 each.

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement. In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio Property. In 2008, MAG was notified that Peñoles had transferred its 56% interest of Minera Juanicipio to Fresnillo plc (“Fresnillo”) pursuant to a statutory merger. Minera Juanicipio is held 56% by Fresnillo and 44% by the Company. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 11.3% of the common shares of the Company as at September 30, 2019, as publicly reported. In December 2007, all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio. Minera Juanicipio is currently governed by a shareholders agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the Minera Juanicipio shareholders agreement.

The Company has recorded its investment in Minera Juanicipio (“Investment in Juanicipio”) using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish and maintain its 44% interest.

The Company’s investment relating to its interest in the Juanicipio property and Minera Juanicipio is detailed as follows:

	September 30,	December 31,
	2019	2018
Joint venture oversight expenditures incurred 100% by MAG	$251	$330
Cash contributions to Minera Juanicipio (1)	33,092	23,583
Total for the current period	33,343	23,913
Equity pick up of current income for the period (2)	496	227
Balance, beginning of period	81,214	57,074
Balance, end of period	$115,053	$81,214

(1) Represents the Company's 44% share of Minera Juanicipio cash contributions for the period.
(2) Represents the Company's 44% share of Minera Juanicipio's income for the period, as determined by the Company.

18

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

Summary of financial information of Minera Juanicipio (on a 100% basis reflecting adjustments made by the Company, including adjustments for differences in accounting policies):

	September 30,	December 31,
	2019	2018

Cash and cash equivalents	$11,610	$16,715
IVA and other receivables	17,067	9,146
Prepaids	-	-
Total current assets	28,677	25,861
Right-of-use asset	10	-
Minerals, surface rights, exploration & development expenditures	232,879	161,975
Total assets	$261,566	$187,836

Payables to Peñoles and other vendors	$4,191	$5,736
Total current liabilities	4,191	5,736
Lease liability	11	-
Provision for reclamation and remediation costs	491	450
Deferred income tax liability	5,402	6,515
Total liabilities	10,095	12,701
Shareholders equity	251,471	175,135
Total liabilities and equity	$261,566	$187,836

	September 30,	December 31,
	2019	2018

Income for the period before income tax	$55	$80
Deferred income tax benefit	1,072	436

Income for the period	$1,127	$516

MAG's 44% equity pick up	$496	$227

Evaluation and exploration expenditures, underground mine development and initial mill and other capital development expenditures, capitalized directly by Minera Juanicipio for the nine months ended September 30, 2019 amounted to $70,904 (September 30, 2018: $29,795).

Income in Minera Juanicipio includes interest income and exchange gains and losses. There are no direct operating expenses in Minera Juanicipio, as all mineral, surface rights, and exploration and development expenditures are capitalized until commercial production is achieved.

19

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

7.       EXPLORATION AND EVALUATION ASSETS

(a) In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company can earn up to a 100% interest in a prospective land claim package. There are no further exploration funding requirements under the agreement as at September 30, 2019. However, to earn a 100% interest in the property package, the Company must make combined remaining cash payments of $350 over the third, fourth and fifth annual anniversaries of the agreement, at which time the vendors would retain a 2% net smelter returns royalty (“NSR”).

(b) In late 2018, the Company entered into an option agreement with another private group whereby the Company has the right to earn 100% ownership interest in a company which owns a prospective land claim package. The Company paid $150 upon signing the agreement. To earn 100% interest in the property, the Company must make combined remaining cash payments of $1,850 over the next 10 years, and fund a cumulative of $30,000 of eligible exploration expenditures ($1,543 incurred to September 30, 2019) by the tenth anniversary date of the agreement. As at September 30, 2019, the Company also recorded a provision of $260 for a reclamation liability assumed as a result of environmental rehabilitation associated with the project. Other than the reclamation liability, the balance of cash payments and exploration commitments are optional at the Company’s discretion. Upon the Company’s 100% earn-in, the vendors would retain a 2% NSR.

To September 30, 2019, the Company has incurred the following exploration and evaluation expenditures on these earn-in projects:

	Three months ended	Nine months ended	Year ended
	September 30, 2019	September 30, 2019	December 31, 2018
Exploration and evaluation assets:
Acquisition costs
Option payments	$-	$75	$150
Reclamation obligation	-	260	-
Total acquisition costs	-	335	150
Geochemical	35	53	125
Camp and site costs	89	184	58
Geological consulting	548	1,239	1,086
Geophysical	70	72	93
Land taxes and government fees	384	389	445
Legal, community and other consultation costs	53	163	109
Travel	126	198	149
Total for the period	1,305	2,633	2,215
Balance, beginning of period	4,976	3,648	1,433
Balance, end of period	$6,281	$6,281	$3,648

Included in exploration and evaluation assets at September 30, 2019, are trade and other payables of $56 (September 30, 2018: $24) and a reclamation obligation of $260 (September 30, 2018: nil), both non-cash investing activities.

A full impairment was recognized on the Cinco de Mayo property in Mexico in prior years, although the concessions are still maintained in good standing.

20

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

8.       PROPERTY AND EQUIPMENT AND LEASES

As at September 30, 2019, the Company had the following property and equipment:

Cost	Office and computer equipment	Exploration camp and equipment	Right of use asset (see Leases below)	Total
Balance, January 1, 2018	$467	$-	$-	$467
Additions	3	-	-	3
Balance, December 31, 2018	470	-	-	470
Additions	12	250	550	812
Balance, September 30, 2019	$482	$250	$550	$1,282

Accumulated amortization	Office and computer equipment	Exploration camp and equipment	Right of use asset	Total
Balance as at January 1, 2018	$420	$-	$-	$420
Amortization	15	-	-	15
Balance, December 31, 2018	435	-	-	435
Amortization	10	-	69	79
Amortization (exploration cost)	-	11	-	11
Balance, September 30, 2019	$445	$11	$69	$525

Carrying amounts	Office and computer equipment	Exploration camp and equipment	Right of use asset	Total
At December 31, 2018	$35	$-	$-	$35
At September 30, 2019	$37	$239	$481	$757

LEASES

On adoption of IFRS 16, the Company recognized a right-of-use asset in relation to an office lease which had previously been classified as ‘operating lease’ under the principles of IAS 17. The right-of-use asset was recognized based on the amount equal to the lease liability, adjusted for accrued lease payments previously recognized. Upon transition to IFRS 16, the Company recognized $93 right-of-use asset and $127 lease obligation. The net of tax difference between right-of-use asset and lease obligation on transition of $34 was recorded as a retained earnings adjustment on January 1, 2019.

a)	Right-of-Use Asset (Office Lease)

As at September 30, 2019, the Company recorded $481 of right-of-use asset as part of property and equipment:

21

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

Right-of-Use Asset
Net book value as at December 31, 2018	$-
IFRS 16 transition adjustment on January 1, 2019 (see Note 2)	93
Additions	457
Amortization	(69)
Net book value, September 30, 2019	$481

b)	Lease obligation

Minimum lease payments in respect of lease obligation and the effect of discounting are as follows:

September 30,
2019
Undiscounted minimum lease payments
Less than one year	$138
Two to three years	288
Four to five years	299
Thereafter	38
763
Effect of discounting	(215)
Present value of minimum lease payments - total lease obligation	548
Less: current portion	(71)
Long-term lease obligation	$477

For the three and nine months ended September 30, 2019, the Company recognized $18 and $49 respectively, of interest expense on lease obligation included in ‘General Office Expense’ (September 30, 2018: nil and nil respectively).

9.       SHARE CAPITAL

(a)       Issued and outstanding

The Company is authorized to issue an unlimited number of common shares without par value.

As at September 30, 2019, there were 86,516,165 shares outstanding (September 30, 2018: 85,539,476).

During the nine months ended, September 30, 2019, 421,000 stock options were exercised for cash proceeds of $2,628. An additional 812,323 stock options were exercised under a less dilutive cashless exercise provision of the plan, whereby 428,934 shares were issued in settlement of the stock options, and the remaining 383,389 options were cancelled.

During the year ended December 31, 2018, no stock options were exercised for cash and 135,000 stock options were exercised under a less dilutive cashless exercise provision of the plan, whereby 58,191 shares were issued in settlement of the stock options and the remaining 76,809 options were cancelled.

22

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

During the nine months ended September 30, 2019, 42,345 restricted share units, 24,244 performance share units and 60,166 deferred share units were converted into shares.

During the year ended December 31, 2018, 2,495 restricted share units were converted into shares.

(b)       Stock options

The Company may enter into Incentive Stock Option Agreements with officers, employees, and consultants. On June 15, 2017, the Shareholders re-approved the Company’s rolling Stock Option Plan (the “Plan”). The maximum number of common shares that may be issuable under the Plan is set at 5% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that the number of common shares issued or issuable under the combined Plan and Share Unit Plan (Note 9(c)) shall not exceed 5% of the issued and outstanding common shares of the Company on a non-diluted basis. Options granted under the Plan have a maximum term of 5 years. As at September 30 2019, there were 1,239,495 stock options outstanding under the Plan.

Stock option grants are recommended for approval to the Board of Directors by the Compensation Committee consisting of three independent members of the Board of Directors. At the time of a stock option grant, the exercise price of each option is set and in accordance with the Plan, cannot be lower than the market value of the common shares at the date of grant.

The following table summarizes the Company’s option activity for the period:

		Weighted		Weighted
	Period ended	average	Year ended	average
	September 30,	exercise price	December 31,	exercise price
	2019	(C$/option)	2018	(C$/option)

Outstanding, beginning of period	2,134,294	$9.59	2,269,294	$9.50
Granted	367,967	13.46	-	-
Forfeited	(29,443)	13.91	-	-
Exercised for cash	(421,000)	8.37	-	-
Exercised cashless	(812,323)	6.57	(135,000)	7.94

Outstanding, end of period	1,239,495	$13.03	2,134,294	$9.59

During the nine months ended September 30, 2019, 367,967 stock options were granted (September 30, 2018: nil) with a weighted average grant date fair value of $1,173 or $3.19 per option (September 30, 2018: nil).

The Company estimated the fair value of the option using the Black-Scholes option pricing model with the following weighted average assumptions:

23

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

	September 30,	December 31,
	2019	2018
Risk-free interest rate	1.64%	0.94%
Expected volatility	44%	54%
Expected dividend yield	nil	nil
Expected life (years)	3	3

The expected volatility assumption was calculated with reference to the Company’s historical share price volatility up to the grant date to reflect a term approximate to the expected life of the option.

During the nine months ended September 30, 2019, 1,233,323 stock options were exercised (September 30, 2018: 135,000) with a weighted average market share price at the date of exercise of C$13.82 (September 30, 2018: C$14.12).

The following table summarizes the Company’s stock options outstanding and exercisable as at September 30, 2019:

Exercise price	Number	Number	Weighted average remaining
($C/option)	outstanding	exercisable	contractual life (years)
9.28	308,333	308,333	1.18
10.02	82,500	82,500	0.73
13.46	347,404	-	4.54
13.91	276,049	92,017	3.18
17.55	225,209	149,285	2.18
C$9.28 - C$17.55	1,239,495	632,135	2.72

During the nine months ended September 30, 2019, the Company recorded share based payment expense of $745 (September 30, 2018: $682) relating to stock options vested to employees and consultants in the period.

(c)       Restricted and performance share units

On June 15, 2017, the Shareholders re-approved a share unit plan (the “Share Unit Plan”) for the benefit of the Company’s officers, employees and consultants. The Share Unit Plan provides for the issuance of common shares from treasury, in the form of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”). The maximum number of common shares that may be issuable under the Share Unit Plan is set at 1.5% of the number of issued and outstanding common shares on a non-diluted basis, provided that the number of common shares issued or issuable under the combined Share Unit Plan and Stock Option Plan (Note 9(b)) shall not exceed 5% of the issued and outstanding common shares on a non-diluted basis. RSUs and PSUs granted under the Share Unit Plan have a term of 5 years unless otherwise specified by the Board, and each unit entitles the participant to receive one common share of the Company subject to vesting criteria, and in the case of PSUs, performance criteria.

24

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

During the nine months ended September 30, 2019, 10,000 RSUs were granted (September 30, 2018: nil) under the Company’s Share Unit Plan, with 3,334 vesting in 12 months from the grant date, and 3,333 vesting in each of 24 and 36 months from the date of grant, all with a five-year term. The RSUs had a grant date fair value of $10.10 per RSU (September 30, 2018: nil) as determined using the fair market value of the common shares on the date of grant. In the nine months ended September 30, 2019, 42,345 RSUs (September 30, 2018: 2,495) were converted and settled in common shares.

During the nine months ended September 30, 2019, 91,406 PSUs were granted (September 30, 2018: nil) under the Company’s Share Unit Plan, of which 3,742 were subsequently forfeited in the period ended September 30, 2019. The remaining outstanding PSUs granted vest after three years of service from the date of grant, and are subject to a market share price performance factor measured over a three-year performance period. The resulting possible PSU payout range is from 0% or nil PSUs to 200% or 175,328 PSUs. The Company estimates the fair value of the PSUs on grant date using the Monte Carlo simulation model. During the nine months ended September 30, 2019, 24,244 PSUs were converted and settled in common shares (September 30, 2018: nil).

As at September 30, 2019, there were 10,998 RSUs and 249,821 PSUs issued and outstanding under the Share Unit Plan, of which 998 RSUs and 11,672 PSUs had vested and are convertible into common shares of the Company. Included in the PSUs at September 30, 2019, are 238,149 PSUs with vesting conditions subject to a market share price performance factor measured over a three-year performance period, resulting in a PSU payout range from 0% or nil PSUs to 200% or 476,298 PSUs.

The Company recognized a share-based payment expense of $501 (September 30, 2018: $448) relating to RSUs and PSUs vesting in the period.

(d)        Deferred share units

On June 15, 2017, the Shareholders re-approved a Deferred Share Unit Plan (the “DSU Plan”) for the benefit of the Company’s non-executive directors. The DSU Plan provides for the issuance of common shares from treasury, in the form of Deferred Share Units (“DSUs”). Directors may also elect to receive all or a portion of their annual retainer and meeting fees in the form of DSUs. DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board at the time of the grant. The maximum number of common shares that may be issuable under the DSU Plan is set at 1.0% of the number of issued and outstanding common shares on a non-diluted basis.

During the nine months ended September 30, 2019, 141,386 DSUs were granted under the plan (September 30, 2018: nil) related to both 2018 and 2019 director DSU grants. In addition, 19,955 DSUs (September 30, 2018: nil) were granted to directors who elected to receive all or a portion of their annual retainer and meeting fees in the form of DSUs rather than cash. A DSU share-based payment expense of $769 was recognized in the nine months ended September 30, 2019 (September 30, 2018: $87). Under the DSU plan, no common shares are to be issued, or cash payments made to, or in respect of a participant in the DSU Plan prior to such eligible participant’s termination date. In the nine months ended September 30, 2019, after a director did not stand for re-election to the board, 60,166 DSUs were converted into shares. As at September 30, 2019, there are 553,914 DSUs issued and outstanding under the DSU Plan, all of which have vested.

25

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

As at September 30, 2019, there are 2,054,228 common shares issuable under the combined share compensation arrangements referred to above (the Plan, the Share Unit Plan and the DSU Plan) representing 2.37% of the issued and outstanding common shares on a non-diluted basis, and there are 3,136,742 share-based awards available for grant under these combined share compensation arrangements.

10.       Capital risk management

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its equity (comprising of share capital, equity reserve, accumulated other comprehensive (loss) income and deficit), net of cash and cash equivalents.

Capital as defined above is summarized in the following table:

	September 30,	December 31,
	2019	2018
Equity	$215,416	$213,881
Cash and cash equivalents (Note 3)	(94,599)	(130,180)
	$120,817	$83,701

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company currently does not pay out dividends.

As at September 30, 2019, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

The Company currently has sufficient working capital ($94,895 as at September 30, 2019) to maintain all of its properties and currently planned programs well into the next year. In management’s opinion, the Company is able to meet its ongoing current obligations as they become due. However, the Company may require additional capital in the future to meet its future project and other related expenditures (see Note 15) as the Company is currently not generating any cash flow from operations. Future liquidity may therefore depend upon the Company’s ability to arrange debt or additional equity financings.

11.       Financial risk management

The Company’s operations consist of the acquisition, exploration and development of projects primarily in the Americas. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

26

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

(a)       Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)       Trade credit risk

The Company is in the exploration and development stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant trade credit risk and overall the Company’s credit risk has not changed significantly from December 31, 2018.

(ii)       Cash

In order to manage credit and liquidity risk, the Company’s policy is to invest only in highly rated investment grade instruments backed by Canadian commercial banks.

(iii)        Mexican value added tax

As at September 30, 2019, the Company had a receivable of $67 from the Mexican government for value added tax (Note 4). Management expects the balance to be fully recoverable within the year.

The Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable, as follows:

	September 30,	December 31,
	2019	2018
Cash and cash equivalents (Note 3)	$94,599	$130,180
Accounts receivable (Note 4)	174	372
	$94,773	$130,552

(b)       Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property and other commitments (see Notes 7 and 15). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year.

(c)       Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican peso and Canadian dollar, relative to the US$. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates. The Company is also exposed to inflation/deflation risk in Mexico.

27

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

Exposure to currency risk

As at September 30, 2019, the Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable entity:

(in US$ equivalent)	Mexican peso	Canadian dollar

Cash	$41	$1,194
Accounts receivable	67	18
Prepaid	110	-
Investments	-	1,163
Accounts payable	(71)	(118)
Lease obligations	-	(548)
Net assets exposure	$147	$1,709

Mexican peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican peso relative to the US$ will slightly increase the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos. Alternatively, a depreciation in the Mexican peso relative to the US$ will decrease the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos.

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss to the extent that the Company holds net monetary assets (liabilities) in pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash, prepayments and value added taxes receivable, net of trade and other payables. The carrying amount of the Company’s net peso denominated monetary assets at September 30, 2019 is 2,912 pesos (September 30, 2018: 3,673). A 10% appreciation in the peso against the US$ would result in a gain at September 30, 2019 of $15 (September 30, 2018: $20), while a 10% depreciation in the peso relative to the US$ would result in an equivalent loss.

Mexican peso relative to the US$ - Investment in Juanicipio

The Company conducts the majority of its business through its equity interest in its associate, Minera Juanicipio (see Note 6). The Company accounts for this investment using the equity method, and recognizes the Company's 44% share of earnings and losses of Minera Juanicipio. Minera Juanicipio also has a US$ functional currency, and is exposed to the same currency risks noted above for the Company.

28

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

An appreciation/depreciation in the Mexican peso against the US$ will also result in a gain/loss in Minera Juanicipio to the extent that it holds net monetary assets (liabilities) in pesos, comprised of peso denominated cash, value added taxes receivable, net of trade and other payables. The carrying amount of Minera Juanicipio’s net peso denominated monetary assets at September 30, 2019 is 252.5 million pesos (September 30, 2018: 125.5 million pesos). A 10% appreciation in the peso against the US$ would result in a gain at September 30, 2019 of $1,200 (September 30, 2018: $607) in Minera Juanicipio, of which the Company would record 44% or $528 equity pick-up (September 30, 2018: $267), while a 10% depreciation in the peso relative to the US$ would result in an equivalent loss.

C$ relative to the US$

The Company is exposed to gains and losses from fluctuations in the C$ relative to the US$.

As general and administrative overheads in Canada are denominated in C$, an appreciation in the C$ relative to the US$ will increase the Company’s overhead costs as reported in US$. Alternatively, a depreciation in the C$ relative to the US$ will decrease the Company’s overhead costs as reported in US$.

An appreciation/depreciation in the C$ against the US$ will result in a gain/loss to the extent that MAG, the parent entity, holds net monetary assets (liabilities) in C$. The carrying amount of the Company’s net Canadian denominated monetary assets at September 30, 2019 is C$2,264 (September 30, 2018: C$3,753). A 10% appreciation in the C$ against the US$ would result in gain at September 30, 2019 of $171 (September 30, 2018: $290) while a 10% depreciation in the C$ relative to the US$ would result in an equivalent loss.

(d)        Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

12.       FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash and cash equivalents, accounts receivable, investments, trade and other payables and lease liability. The carrying values of cash and cash equivalents, accounts receivable, trade and other payables and lease liability reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value as described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

29

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

Level 2: Observable inputs other than quoted prices in Level 1 such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Unobservable inputs which are supported by little or no market activity.

The Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

	Nine months ended September 30, 2019
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$94,599	$-	$-	$94,599
Investments (Note 5)(1)	1,163	-	-	1,163
	$95,762	$-	$-	$95,762

As of December 31, 2018 classification of financial instruments within the FV hierarchy are summarized below:
	Year ended December 31, 2018
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$130,180	$-	$-	$130,180
Investments (Note 5)(1)	1,742	39	-	1,781
	$131,922	$39	$-	$131,961

(1) The fair value of equity securities quoted in active markets, is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore equity securities are classified within Level 1 of the fair value hierarchy. The fair values of equity securities and warrants that are not quoted in active markets are valued based on quoted prices of similar instruments in active markets or using valuation techniques where all inputs are directly or indirectly observable from market data and are classified within Level 2 of the fair value hierarchy.

There were no transfers between levels 1, 2 and 3 during the nine months ended September 30, 2019 or during the year ended December 31, 2018.

13.       SEGMENTED INFORMATION

The Company operates primarily in one operating segment, being the exploration and development of mineral properties in Mexico. The majority of the Company’s long-term assets are located there and the Company’s executive and head office is located in Canada.

14.       RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees to IMDEX. In addition to corporate executive responsibilities with MAG, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition of the Juanicipio Project.

30

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

During the period, the Company incurred expenses with Cascabel and IMDEX as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018

Fees related to Dr. Megaw:
Exploration and marketing services	$66	$78	$202	$213
Travel and expenses	13	14	58	60
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	14	18	45	54
Field exploration services	72	91	233	297
	$165	$201	$538	$624

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at September 30, 2019 is $93 related to these services (September 30, 2018: $143).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Company holds various mineral property claims in Mexico upon which full impairments have been recognized. The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s significant subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
Name	Country of	Principal	MAG's effective interest
	Incorporation	Project	2019 (%)	2018 (%)
Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Cinco de Mayo	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

31

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company through Minera Los Lagartos, S.A. de C.V. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 11.3% of the common shares of the Company as at September 30, 2019, as publicly reported. Minera Juanicipio is currently governed by a shareholders agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio (see Note 6).

During the period, compensation of key management personnel (including directors) was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019		2018
Salaries and other short term employee benefits	$273	$258	$840		$804
Share based payments (Note 9(b), (c ), and (d))	187	172	1,205	(1)	514
	$460	$430	$2,045		$1,318

(1) Includes a DSU grant of $675 where the comparable 2018 grant occurred after September 30, 2018, and is therefore not comparable to the prior period.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

15.       COMMITMENTS AND CONTINGENCIES

The following table discloses the contractual obligations of the Company and its subsidiaries as at September 30, 2019 for committed exploration work and committed other obligations.

		Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	Total	2019	2020-2021	2022-2023	2024 & over

Committed exploration expenditures	$ -	$ -	$ -	$ -	$ -

Minera Juanicipio (1)&(2)	-	-	-	-	-

Other commitments	147	75	72	-	-
Total Obligations and Commitments	$ 147	$ 75	$ 72	$ -	$ -

1)	Although the Company makes cash advances to Minera Juanicipio as cash called by the operator Fresnillo (based on approved Minera Juanicipio budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Minera Juanicipio.

2)	According to the operator, Fresnillo, contractual commitments for processing equipment of $11,800 and for development contractors of $59,400 with respect to the Juanicipio Project on a 100% basis have been committed to as at September 30, 2019. As well, Minera Juanicipio has committed to an Engineering, Procurement and Construction Management contract with Fresnillo to oversee the mine construction and development; on a 100% basis, $35,200 remains committed through project completion under the contract.

32

MAG SILVER CORP.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(expressed in thousands of US dollars except as otherwise noted)

The Company also has optional commitments for property option payments and exploration expenditures as outlined above in Exploration and Evaluation Assets. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances them, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the funding requirements.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company. Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

16.       INCOME TAXES

The deferred income tax benefit recognized in profit or loss is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Deferred income tax (expense) benefit	$(595)	$878	$(27)	$776
Total deferred income tax (expense) benefit for the period	$(595)	$878	$(27)	$776

The $27 deferred tax expense recognized for the nine months ended September 30, 2019 (September 30, 2018: $776 deferred tax benefit) is in relation to temporary differences between the book and tax base of its Mexican non-monetary assets. The tax base of these non-monetary assets is determined in a different currency (Mexican Peso) than the functional currency (US$), and changes in the exchange rate can give rise to temporary differences that result in deferred tax liability in accordance with IAS 12 Income Taxes. With the slight weakening of the Mexican Pesos against the US$ from 19.66 Pesos/US$ on December 31, 2018 to 19.68 on September 30, 2019, a deferred tax expense and a corresponding increase of the previously recognized deferred tax liability was recognized in the current period. The deferred tax expenses and the corresponding deferred income tax liabilities are non-cash items and will only be recognized once the Company’s exploration properties are developed and in production.

33